UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005
                 ----

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                            Sequential
      Exhibit                      Description              Page Number
      -------                      -----------              -----------

       1.         Press  release  on  Preliminary  Second
                  Quarter Results, dated July 5, 2005                4





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                                                        SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ALVARION LTD.



Date: July 5, 2005                  By: /s/ Dafna Gruber
                                        ---------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer




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                                      EXHIBIT 1
Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

                                                  FOR IMMEDIATE RELEASE

             Alvarion Announces Preliminary Second Quarter Results;
                    Revenue Expected to be $46 to $47 Million

               Revised revenue range relates to project delays and
                 slower-than-expected pace of some installations

TEL-AVIV, Israel - July 5, 2005 -- Alvarion Ltd. (Nasdaq: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks indicated that, when results for the second quarter are announced on August 3rd, revenue is expected to be between $46 and $47 million. The Company indicated that, at this revenue range, EPS for the quarter is expected to be a loss per basic share of $0.06 to $0.08 on a GAAP basis, and a loss per basic share of $0.04 to $0.06 on a non-GAAP basis, which excludes amortization of intangibles and of deferred stock-based compensation, and non-recurring charges, totaling about $1 million.

The shortfall was caused by unrelated customer-specific issues in non-WiMAX areas:
o Delays in a few projects as a result of customers' internal reasons such as budget adjustments
o Slower-than-expected installations, mainly of certain compact cellular projects, which did not allow us to recognize the revenue from equipment already shipped.

Management's original Q2 guidance already took into account both some minor disruption from the transition to WiMAX and the probability that its largest customer in 2004 would account for a very low amount of Q2 revenue compared to its revenue contribution in the past several quarters.

"It became clear that these customer-specific delays would affect our Q2 revenue in the final days of the quarter," said Zvi Slonimsky, CEO of Alvarion. "Interest in WiMAX continues to gain momentum and, although it was a relatively small portion of the total, revenue from our BreezeMAX(TM) product was in line with our plan in Q2."

"We continue to expect the second half of 2005 to be better than the first half. In light of the Q2 shortfall, we will have to re-evaluate the achievability of our target for the year, and we will give guidance for Q3 and update the overall outlook on August 3, after we have had an opportunity to go through our normal quarterly analysis process," concluded Mr. Slonimsky.


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Management will host a conference call to respond to questions from the investment community at 8:30 a.m. EDT today, July 5, 2005. Please call the following number to participate: 480-629-9025.

The public is invited to listen to the live webcast of the conference call. For details, please visit Alvarion's website at www.alvarion.com. An archive of the on-line broadcast will be available on the website.

A replay of the call will be available from noon EDT on July 5, 2005 through 11:59 p.m. EDT on July 12, 2005. To access the replay, please call:
320-365-3844. To access the replay users will need to enter the following code:
788725.

IMPORTANT NOTE: Alvarion expects to report final results for the second quarter on August 3, 2005, with a conference call following the release. Details of the conference call will be announced in the near future.

About Alvarion
--------------

            With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

            Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

            As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify,


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develop and achieve success for new products, services and technologies;
increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.